UNITI
SECURITIES AND E
Washingt

21002209

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2023 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-04077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Oppenheimer & Co. Inc. (the "Company"), as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me on this
25th day of Feb 2021

Notary Public

My Commission Expires 6/10/21

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2020
Confidential

This report contains (check all applicable boxes):** **Page(s)**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Oppenheimer & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The unconsolidated supplemental schedules H, I, J, K, L, Q and R listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 2013.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Balance Sheet
As of December 31, 2020
Confidential

(Expressed in thousands, except number of shares and per share amounts)

ASSETS		
Cash and cash equivalents	$	12,221
Deposits with clearing organizations (includes securities with a fair value of $23,991)		82,960
Receivable from brokers, dealers and clearing organizations		203,494
Receivable from customers, net of allowance for credit losses of $410		1,110,503
Securities owned, including amounts pledged of $440,531 at fair value		601,355
Notes receivable, net of accumulated amortization and allowance for uncollectibles of $26,758 and $4,234, respectively		46,161
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $67,008		7,005
Deferred income taxes, net		15,790
Right-of-use lease assets, net of accumulated amortization of $6,861		3,144
Goodwill		10,788
Other assets		227,659
Total assets	$	2,321,080
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Bank call loans	$	82,000
Payable to brokers, dealers and clearing organizations		259,911
Payable to customers		502,825
Securities sold under agreements to repurchase		342,438
Securities sold but not yet purchased, at fair value		126,171
Income tax payable		72,610
Lease liabilities		3,175
Accrued compensation		283,701
Accounts payable and other liabilities		133,929
Subordinated borrowings		112,558
Total liabilities		1,919,318
Commitments and contingencies (note 14)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		316,868
Retained earnings		82,516
Accumulated other comprehensive income		3,660
Less 369 shares of treasury stock, at cost		(1,358)
Total stockholder's equity		401,762
Total liabilities and stockholder's equity	$	2,321,080

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Income Statement
For the Year Ended December 31, 2020
Confidential

(Expressed in thousands)

REVENUE		
Commissions	$	365,849
Advisory fees		328,429
Investment banking		219,420
Bank deposit sweep income		34,829
Interest		33,554
Principal transactions, net		24,807
Other		27,718
Total revenue		1,034,606
EXPENSES		
Compensation and related expenses		719,684
Communications and technology		70,033
Occupancy and equipment costs		58,165
Clearing and exchange fees		22,082
Interest		14,491
Professional fees		4,187
Other		44,564
Total expenses		933,206
Income before income taxes		101,400
Income tax expense		29,167
Net Income	$	72,233

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2020
Confidential

(Expressed in thousands)

Net income	$	72,233
Other comprehensive income		
Currency translation adjustment		1,687
Comprehensive income	$	73,920

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020
Confidential

(Expressed in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance as of December 31, 2019	$ 76	$ 315,025	$ 10,283	$ 1,973	$ (1,358)	$ 325,999
Share-based compensation	—	1,843	—	—	—	1,843
Net income	—	—	72,233	—	—	72,233
Currency translation adjustment	—	—	—	1,687	—	1,687
Balance as of December 31, 2020	$ 76	$ 316,868	$ 82,516	$ 3,660	$ (1,358)	$ 401,762

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2020
Confidential

(Expressed in thousands)

Balance as of December 31, 2019	$	112,558
No activity		—
Balance as of December 31, 2020	$	112,558

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2020
Confidential

(Expressed in thousands)

Cash flows from operating activities		
Net income	$	72,233
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash items included in net income:		
Depreciation and amortization of furniture, equipment and leasehold improvements		7,474
Deferred income taxes		2,884
Amortization of notes receivable		11,763
Provision for credit losses		(41)
Share-based compensation		14,953
Amortization of right-of-use lease assets		3,131
(Increase) decrease in operating assets:		
Deposits with clearing organizations		(34,916)
Receivable from brokers, dealers and clearing organizations		(40,201)
Receivable from customers		(313,836)
Securities purchased under agreements to resell		—
Securities owned		190,846
Notes receivable		(14,254)
Other assets		(106,821)
Increase (decrease) in operating liabilities:		
Drafts payable		—
Payable to brokers, dealers and clearing organizations		(261,064)
Payable to customers		162,999
Securities sold under agreements to repurchase		55,173
Securities sold but not yet purchased		25,600
Income tax payable		16,607
Accrued compensation		79,457
Accounts payable and other liabilities		11,961
Cash used in operating activities		(116,052)
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements		(6,483)
Proceeds from the settlement of Company-owned life insurance		587
Cash used in investing activities		(5,896)
Cash flows from financing activities		
Payments for employee taxes withheld related to vested share-based awards		(5,839)
Increase in bank call loans, net		82,000
Cash provided by financing activities		76,161
Net decrease in cash and cash equivalents		(45,787)
Cash and cash equivalents, beginning of year		58,008
Cash and cash equivalents, end of year	$	12,221
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	14,652
Cash paid during the year for income taxes, net	$	11,085

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based registered broker-dealer and investment adviser in securities under the Securities Exchange Act of 1934 ("the Act") and is a member firm of the Financial Industry Regulatory Authority. The Company is also a registered introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company is also a member of Intercontinental Exchange, Inc., known as ICE Futures U.S., and various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwriting, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business in Israel and Latin America.

2. Summary of significant accounting policies and estimates

Basis of Presentation

The consolidated financial statements of the Company include the accounts of the Company's wholly owned subsidiaries: Freedom Investments, Inc. ("Freedom"), a registered broker dealer in securities, which provides discount brokerage services; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., and Old Michigan Corp. and Subsidiaries (inactive).

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Intercompany transactions and balances have been eliminated in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

In presenting the consolidated financial statements, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill and other intangible assets, share based compensation plans and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain critical accounting policies in which estimates are a significant component of the amounts reported on the consolidated financial statements follows.

On January 30, 2020, the spread of the novel coronavirus ("COVID-19") was declared a Public Health Emergency of International Concern by the World Health Organization ("WHO"). Subsequently, on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic (the "COVID-19 Pandemic"). COVID-19 Pandemic coupled with the current market volatility has created an economic environment which may have significant accounting and financial reporting implications.

The disruption of businesses around the globe due to COVID-19 may be a "trigger event" for companies to reassess valuation and accounting estimates and assumptions such as, impairment of goodwill, valuation allowances of deferred tax assets, fair value of investments and collectability of receivables. We have reviewed the assumptions on which we value our goodwill, as

well as valuation allowances on certain assets and the collectability of our receivables as of December 31, 2020 which did not result in any impairment or write off.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury and Agency securities, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include certain distressed municipal securities, auction rate securities ("ARS") and investments in hedge funds and private equity funds where the Company, through its subsidiaries, is a general partner.

Fair Value Option

The Company has the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company may make a fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. Under US GAAP, a general partner will not consolidate a partnership or similar entity under the voting interest model. See note 9 for further details.

Financing Receivables

The Company's financing receivables include customer margin loans, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of securities fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans to financial advisors as part of its hiring process. These loans are recorded as notes receivable on its consolidated balance sheet. Allowances are established on these loans if the financial advisor is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable or cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Leases

In 2019, the Company adopted ASU 2016-02, "Leases". The ASU requires the recognition of right-of use ("ROU") assets and lease liabilities on the consolidated balance sheet by lessees for those leases classified as operating leases under previous guidance.

ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, excluding non-base rent components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance. The discount rates used in determining the present value of leases are the Company's incremental borrowing rates, developed based upon each lease's term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, the ROU assets also include any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. For these leases, lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

Goodwill

The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD") reporting unit. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgment. The Company's annual goodwill impairment analysis performed as of December 31, 2020 applied the same valuation methodologies with consistent inputs as that performed as of December 31, 2019, as follows:

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. Each of these standard valuation methodologies requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, and EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

Share-Based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock, stock options and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the stock options and restricted stock awards as equity awards, which requires the compensation cost to be recognized in the consolidated income statement over the requisite service period of the award at grant date fair value and adjusted for actual forfeitures. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A non-voting common stock ("Class A Stock") adjusted for the present value of the dividend to be received upon vesting. The fair value of stock options is determined using the Black-Scholes model. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Parent classifies stock appreciation rights ("OARs") as liability awards, which requires the fair value to be remeasured at each reporting period until the award vests. The fair value of OARs is also determined using the Black-Scholes model at the end of each reporting period. The compensation cost is adjusted each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

Revenue Recognition

Brokerage

Customers' securities and commodities transactions are reported on a settlement date basis, which is generally two business days after trade date for securities transactions and one day for commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal Transactions

Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold but not yet purchased, are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

Investment Banking Fees

Advisory fees from mergers, acquisitions and restructuring transactions are recorded when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Retainer fees and engagement fees are recognized ratably over the service period.

Underwriting fees are recorded when the transactions are completed. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues and the related expenses are presented gross on the consolidated income statement.

Interest

Interest revenue represents interest earned on margin debit balances, securities borrowed transactions, reverse repurchase agreements, fixed income securities, firm investments, and cash and cash equivalents. Interest revenue is recognized in the period earned based upon average or daily asset balances, contractual cash flows, and interest rates.

Asset Management

Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, OAM is entitled to receive performance (or incentive) fees when the return on assets under management ("AUM") exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as of the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Asset management fees and performance fees are included in advisory fees in the consolidated income statement. Assets under management are not included as assets of the Company.

Bank Deposit Sweep Income

Bank deposit sweep income consists of revenues earned from the Advantage Bank Deposit Program. Under this program, client funds are swept into deposit accounts at participating banks and are eligible for FDIC deposit insurance up to FDIC standard maximum deposit insurance amounts. The Company earns the fee paid on these deposits after administrative fees are paid to the administrator of the program. The fee earned in the period is recorded in bank deposit sweep income and the portion of interest credited to clients is recorded in interest expense in the consolidated income statement.

Balance Sheet

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

Receivables from / Payables to Customers

Receivables from and payables to customers include balances arising from customer securities and margin transactions. Receivables from customers are recorded when margin loans are extended to customers and are recorded on a settlement date basis. Payables to customers are recorded when customers deposit cash into their accounts and are recorded on a settlement date basis. Interest earned from the customer margin loans are recorded in the consolidated income statement in interest income. Interest expenses incurred on customer cash balances are recorded in the consolidated income statement in interest expense.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The resulting interest income and expense for these arrangements are included in interest income and interest expense in the consolidated income statement. Additionally, the Company elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company can present the reverse repurchase and repurchase agreements on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 10 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Amortization of notes receivable is included in the consolidated income statement in compensation and related expenses.

Bank Call Loans

Bank call loans are generally payable on demand and bear interest at various rates, and such loans are collateralized by firm and/or customer's margin securities.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and non-monetary assets and stockholders' equity at historical rates. The functional currency of the overseas operations in Tel Aviv, Israel is the local currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes" on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company records interest and penalties accruing on unrecognized tax benefits in pre-tax income as interest expense and other expense, respectively, in its consolidated income statement.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

3. Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected credit loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative effect adjustment at the date of adoption.

The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for securities borrowed, margin loans and reverse repurchase agreements. No material historical losses have been reported on these assets. See note 8 for details.

As of December 31, 2020, the Company has $46.2 million of notes receivable. Notes receivable represents recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 10 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. At this point any uncollected portion of the notes gets reclassified into a defaulted notes category.

The allowance for uncollectibles is a valuation account that is deducted from the amortized cost basis of the defaulted notes balance to present the net amount expected to be collected. Balances are charged-off against the allowance when management deems the amount to be uncollectible.

The Company reserves 100% of the uncollected balance of defaulted notes which are five years and older and applies an expected loss rate to the remaining balance. The expected loss rate is based on historical collection rates of defaulted notes. The expected loss rate is adjusted for changes in environmental and market conditions such as changes in unemployment rates, changes in interest rates and other relevant factors. For the year ended December 31, 2020 no adjustments were made to the expected loss rates. The Company will continuously monitor the effect of these factors on the expected loss rate and adjust it as necessary.

The allowance is measured on a pool basis as the Company has determined that the entire defaulted portion of notes receivable has similar risk characteristics.

As of December 31, 2020, the uncollected balance of defaulted notes was $5.7 million and the allowance for uncollectibles was $4.2 million. The allowance for uncollectibles consisted of $3.1 million related to defaulted notes balances (five years and older) and $1.1 million (under five years) using an expected loss rate of 42.0%.

The following table presents the disaggregation of defaulted notes by year of origination as of December 31, 2020:

(Expressed in thousands)	As of December 31, 2020
2020	$ 741
2019	445
2018	177
2017	737
2016	484
2015 and prior	3,149
Total	5,733

The following table presents activity in the allowance for uncollectibles of defaulted notes for the year ended December 31, 2020:

(Expressed in thousands)	For the Year Ended December 31, 2020
Beginning balance (1)	$ 3,673
Additions and other adjustments	561
Ending balance	$ 4,234

(1) Beginning balance on January 1, 2020 upon adoption of ASU 2016-13

4. Receivable from and payable to brokers, dealers and clearing organizations

(Expressed in thousands)	As of December 31, 2020
Receivable from brokers, dealers and clearing organizations consists of:	
Securities borrowed	$ 110,932
Receivable from brokers	30,133
Securities failed to deliver	17,840
Clearing organizations	28,955
Other	15,634
Total	$ 203,494
Payable to brokers, dealers and clearing organizations consists of:	
Securities loaned	$ 249,499
Payable to brokers	4,102
Securities failed to receive	6,218
Clearing organizations and other	92
Total	$ 259,911

5. Leases

In 2019, the Company adopted ASU 2016-02, "Leases". The ASU requires the recognition of a right-of use asset and lease liability on the consolidated Balance Sheet by lessees for those leases classified as operating leases under previous guidance. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

The Parent and its subsidiaries have operating leases for office space and equipment expiring at various dates through 2024. The Parent leases its corporate headquarters at 85 Broad Street, New York, New York which houses its executive management team and many administrative functions for the firm as well as its research, trading, investment banking, and asset management divisions and an office in Troy, Michigan, which among other things, houses its payroll and human resources departments.

The majority of the leases are held by the Parent's subsidiary, Viner Finance Inc., which is a 100% owner of the Company.

Leases with an initial term of 12 months or less are not recorded on the statement of financial condition; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include an option to renew and the exercise of lease renewal options is at our sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities.

The depreciable life of assets and leasehold improvements is limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2020, the Company had right of use operating lease assets of $3.1 million (net of accumulated amortization of $6.9 million) which are comprised of real estate leases of $0.6 million (net of accumulated amortization of $3.1 million) and equipment leases of $2.5 million (net of accumulated amortization of $3.8 million). As of December 31, 2020, the Company had operating lease liabilities of $3.2 million which are comprised of real estate lease liabilities of $0.6 million and equipment lease liabilities of $2.6 million. As of December 31, 2020, the Company had not made any cash payments for amounts included in the measurement of operating lease liabilities or right of use assets obtained in exchange for operating lease obligations. The Company had no finance leases or embedded leases as of December 31, 2020.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date. The Company used the incremental borrowing rate as of the lease commencement date for the operating leases commenced subsequent to January 1, 2019.

The following table presents the weighted average lease term and weighted average discount rate for our operating leases as of December 31, 2020:

	As of December 31, 2020
Weighted average remaining lease term (in years)	2.16
Weighted average discount rate	5.95%

The following table presents operating lease costs recognized for the year ended December 31, 2020, which are included in occupancy and equipment costs on the consolidated income statement:

(Expressed in thousands)	For the Year Ended December 31, 2020
Operating lease costs:	
Real estate leases - Right-of-use lease asset amortization	$ 1,269
Real estate leases - Interest expense	80
Equipment leases - Right-of-use lease asset amortization	1,861
Equipment leases - Interest expense	192

The maturities of lease liabilities as of December 31, 2020 are as follows:

(Expressed in thousands)	As of December 31, 2020
2021	$ 1,873
2022	996
2023	387
2024	132
2025	—
2026 and thereafter	—
Total lease payments	$ 3,388
Less interest	(213)
Present value of lease liabilities	$ 3,175

As of December 31, 2020, the Company had no additional operating leases that have not yet commenced.

6. Revenues from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers and other sources (principal transactions, interest and other). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions

Commissions from Sales and Trading — The Company earns commission revenue by executing, settling and clearing transactions with clients primarily in exchange-traded and over-the-counter corporate equity and debt securities, money market instruments and exchange-traded options and futures contracts. A substantial portion of Company's revenue is derived from commissions from private clients through accounts with transaction-based pricing. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract.

Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on trade date when the performance obligation is satisfied. Commission revenue is generally paid on settlement date, which is generally two business days after trade date for equity securities and corporate bond transactions and one day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on the settlement date.

Mutual Fund Income — The Company earns mutual fund income for sales and distribution of mutual fund shares. Many mutual fund companies pay distribution fees to intermediaries, such as broker-dealers, for selling their shares. The fees are operational expenses of the mutual fund and are included in its expense ratio. The Company recognizes mutual fund income at a point in time on trade date when the performance obligation is satisfied which is when the mutual fund interest is sold to the investor. Mutual fund income is generally received within 90 days.

Advisory Fees

The Company earns management and performance (or incentive) fees in connection with the advisory and asset management services it provides to various types of funds and investment vehicles through its subsidiaries. Management fees are generally based on the account value at the valuation date per the respective asset management agreements and are recognized over time as the customer receives the benefits of the services evenly throughout the term of the contract. Performance fees are recognized when the return on client AUM exceeds a specified benchmark return or other performance targets over a 12-month measurement period are met. Performance fees are considered variable as they are subject to fluctuation and/or are contingent on a future event over the measurement period and are not subject to adjustment once the measurement period ends. Such fees are computed as of the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Both management and performance fees are generally received within 90 days.

Investment Banking

The Company earns underwriting revenues by providing capital raising solutions for corporate clients through initial public offerings, follow-on offerings, equity-linked offerings, private investments in public entities, and private placements. Underwriting revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point. These fees are generally received within 90 days after the transactions are completed. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues and related expenses are presented gross on the consolidated income statement.

Revenue from financial advisory services includes fees generated in connection with mergers, acquisitions and restructuring transactions and such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon a completion of the transaction or milestone. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of the contracts, and such fees are collected based on the terms of the contracts.

Bank Deposit Sweep Income

Bank deposit sweep income consists of revenue earned from the FDIC-insured bank deposit program. Under this program, client funds are swept into deposit accounts at participating banks and are eligible for FDIC deposit insurance up to FDIC standard maximum deposit insurance amounts. Fees are earned over time and are generally received within 30 days.

Disaggregation of Revenue

The following presents the Company's revenue from contracts with customers disaggregated by major business activity and other sources of revenue for the year ended December 31, 2020:

(Expressed in thousands)	For the Year Ended December 31, 2020
Revenues from contracts with customers:	
Commissions from sales and trading	$ 330,671
Mutual fund income	35,178
Advisory fees	328,429
Investment banking - capital markets	219,420
Bank deposit sweep income	34,829
Other	13,471
Total revenues from contracts with customers	961,998
Other sources of revenue:	
Interest	33,554
Principal transactions, net	24,807
Other	14,247
Total other sources of revenue	72,608
Total revenue	$ 1,034,606

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $28.2 million at December 31, 2020. The Company had no significant impairments related to these receivables during the year ended December 31, 2020.

Deferred revenue relates to IRA fees received annually in advance on customers' IRA accounts managed by the Company and retainer fees and other fees earned from certain advisory transactions where the performance obligations have not yet been satisfied. Total deferred revenue was $613,000 for the year ended December 31, 2020.

The following presents the Company's contract assets and deferred revenue balances from contracts with customers, which are included in other assets and other liabilities, respectively, on the Consolidated Balance Sheet:

(Expressed in thousands)	Ending Balance at December 31, 2020	Opening Balance at January 1, 2020
Contract assets (receivables):		
Commission [1]	$ 3,067	$ 2,811
Mutual fund income [2]	5,989	6,746
Bank deposit sweep income [3]	687	3,454
Investment banking fees [4]	15,997	9,234
Other	2,420	3,794
Total contract assets	$ 28,160	$ 26,039
Deferred revenue (payables):		
Investment banking fees [5]	$ 613	$ 408

(1) Commission recorded on trade date but not yet settled.
(2) Mutual fund income earned but not yet received.
(3) Fees earned from FDIC-insured bank deposit program but not yet received.
(4) Underwriting revenue and advisory fee earned but not yet received.
(5) Retainer fees and fees earned from certain advisory transactions where the performance obligations have not yet been satisfied.

Contract Costs

The Company incurs incremental transaction-related costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. As of December 31, 2020, the contract costs were $1.6 million. There were no significant charges recognized in relation to these costs for year ended December 31, 2020.

7. Fair value measurements

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable to-be-announced ("TBA") security.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations and bond spread information.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.

Corporate Equities

Equity securities and options are generally valued based on quoted prices from the exchange or market where traded. To the extent quoted prices are not available, fair values are generally derived using bid/ask spreads.

Auction Rate Securities ("ARS")

Background

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD") and, together (the "Regulators") concluding proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients. Over the last ten years, the Company has bought back $142.5 million of ARS pursuant to these settlements. These buybacks coupled with ARS issuer redemptions and tender offers have significantly reduced the level of ARS held by Eligible Investors (as defined). As of December 31, 2020, the Company had $1.3 million of ARS to purchase from Eligible Investors related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Over the last ten years, the Company has purchased $106.1 million of ARS pursuant to these legal settlements and awards. The Company has completed its ARS purchase obligations under such legal settlements and awards.

As of December 31, 2020, the Company owned $30.7 million of ARS. This amount represents the unredeemed or unsold amount that the Company holds as a result of ARS buybacks pursuant to the settlements with the Regulators and legal settlements and awards referred to above.

Valuation

The Company's ARS owned and ARS purchase commitments referred to above have, for the most part, been subject to issuer tender offers. The Company has valued the ARS securities owned and the ARS purchase commitments at the tender offer price and categorized them in Level 3 of the fair value hierarchy due to the illiquid nature of the securities and the period of time since the last tender offer. The ARS purchase commitments related to the settlements with the Regulators and legal settlements

and awards are considered derivative assets or liabilities. The ARS purchase commitments represent the difference between the principal value and the fair value of the ARS the Company is committed to purchase. The fair value of ARS and ARS purchase commitments is particularly sensitive to movements in interest rates. However, an increase or decrease in short-term interest rates may or may not result in a higher or lower tender offer in the future or the tender offer price may not provide a reasonable estimate of the fair value of the securities. In such cases, other valuation techniques might be necessary.

As of December 31, 2020, the Company had a valuation adjustment totaling $5.2 million which consists of $5.0 million for ARS owned (which is included as a reduction to securities owned on the consolidated balance sheet) and $0.2 million for ARS purchase commitments from settlements with regulators (which is included in accounts payable and other liabilities on the consolidated balance sheet).

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2020, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020

(Expressed in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Deposits with clearing organizations	$ 23,991	$ —	$ —	$ 23,991
Securities owned:				
U.S. Treasury securities	440,273	—	—	440,273
U.S. Agency securities	—	24,598	—	24,598
Sovereign obligations	—	367	—	367
Corporate debt and other obligations	—	22,973	—	22,973
Mortgage and other asset-backed securities	—	3,103	—	3,103
Municipal obligations	—	25,089	—	25,089
Convertible bonds	—	17,497	—	17,497
Corporate equities	36,554	—	—	36,554
Money markets	200	—	—	200
Auction rate securities	—	—	30,701	30,701
Securities owned, at fair value	477,027	93,627	30,701	601,355
Derivative contracts:				
TBAs	—	15	—	15
Total	$ 501,018	$ 93,642	$ 30,701	$ 625,361
Liabilities				
Securities sold but not yet purchased:				
U.S. Treasury securities	$ 93,261	$ —	$ —	$ 93,261
U.S. Agency securities	—	9	—	9
Sovereign obligations	—	623	—	623
Corporate debt and other obligations	—	5,283	—	5,283
Convertible bonds	—	9,103	—	9,103
Corporate equities	17,892	—	—	17,892
Securities sold but not yet purchased, at fair value	111,153	15,018	—	126,171
Derivative contracts:				
Futures	22	—	—	22
TBAs	—	3	—	3
ARS purchase commitments	—	—	195	195
Derivative contracts, total	22	3	195	220
Total	$ 111,175	$ 15,021	$ 195	$ 126,391

The following tables present changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2020:

(Expressed in thousands)	Level 3 Assets and Liabilities For the Year Ended December 31, 2020					
	Beginning Balance	Total Realized and Unrealized Losses (3)(4)	Purchases and Issuances	Sales and Settlements	Transfers In / (Out) (1)	Ending Balance
Assets						
Auction rate securities	$ —	$ (165)	$ 1,300	$ —	$ 29,566	$ 30,701
Liabilities						
ARS purchase commitments (2)	$ —	$ (137)	$ —	$ —	$ 332	$ 195

(1) Transferred to Level 3 of the fair value hierarchy due to the illiquid nature of the securities as result of the length of time since the last tender offer.
(2) Represents the difference in principal and fair value for auction rate securities purchase commitments outstanding at the end of the period.
(3) Included in principal transactions in the consolidated income statement.
(4) Unrealized gains are attributable to assets or liabilities that are still held at the reporting date.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the consolidated statement of financial condition. The table below excludes non-financial assets and liabilities (e.g., furniture, equipment and leasehold improvements and accrued compensation). The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short term nature of the underlying assets.

Assets and liabilities not measured at fair value as of December 31, 2020

(Expressed in thousands)		Fair Value Measurement: Assets			
	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 12,221	$ 12,221	$ —	$ —	$ 12,221
Deposits with clearing organization	58,969	58,969	—	—	58,969
Receivable from brokers, dealers and clearing organizations:					
Securities borrowed	110,932	—	110,932	—	110,932
Receivables from brokers	30,133	—	30,133	—	30,133
Securities failed to deliver	17,840	—	17,840	—	17,840
Clearing organizations	28,955	—	28,955	—	28,955
Other	15,622	—	15,622	—	15,622
	203,482	—	203,482	—	203,482
Receivable from customers	1,110,503	—	1,110,503	—	1,110,503
Notes receivable, net	46,161	—	46,161	—	46,161
Investments [1]	85,552	—	85,552	—	85,552

(1) Included in other assets on the consolidated balance sheet.

(Expressed in thousands)		Fair Value Measurement: Liabilities			
	Carrying Value	Level 1	Level 2	Level 3	Total
Bank call loans	82,000	—	82,000	—	82,000
Payables to brokers, dealers and clearing organizations:					
Securities loaned	$ 249,499	$ —	$249,499	$ —	$249,499
Payable to brokers	4,102	—	4,102	—	4,102
Securities failed to receive	6,218	—	6,218	—	6,218
Other	70	—	70	—	70
	259,889	—	259,889	—	259,889
Payables to customers	502,825	—	502,825	—	502,825
Securities sold under agreements to repurchase	342,438	—	342,438	—	342,438
Subordinated borrowings	112,558	—	112,558	—	112,558

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated statement of financial condition.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel ("NIS"). Such hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets on the consolidated statement of financial condition and other income in the consolidated income statement.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The Company uses futures contracts, including U.S. Treasury notes, Federal Funds, General Collateral futures and Eurodollar contracts primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded on the consolidated statement of financial condition in payable to brokers, dealers and clearing organizations and in the consolidated income statement as principal transactions revenue, net.

To-be-announced securities

The Company also transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Net unrealized gains and losses on TBAs are recorded on the consolidated statement of financial condition in receivable from brokers, dealers and clearing organizations or payable to brokers, dealers and clearing organizations and in the consolidated income statement as principal transactions revenue, net.

The notional amounts and fair values of the Company's derivatives as of December 31, 2020 by product were as follows:

(Expressed in thousands)	Fair Value of Derivative Instruments as of December 31, 2020		
	Description	Notional	Fair Value
Assets:			
Derivatives not designated as hedging instruments (1)			
Other contracts	TBAs	$ 7,970	$ 15
		$ 7,970	$ 15
Liabilities:			
Derivatives not designated as hedging instruments (1)			
Commodity contracts	Futures	$ 3,440,000	$ 22
Other contracts	TBAs	7,936	3
	ARS purchase commitments	1,313	195
		$ 3,449,249	$ 220

(1) See "Derivative Instruments and Hedging Activities" above for a description of derivative financial instruments. Such derivative instruments are not subject to master netting agreements, thus the related amounts are not offset.

The following table presents the location and fair value amounts of the Company's derivative instruments and their effect in the consolidated income statement for the year ended December 31, 2020:

(Expressed in thousands)	The Effect of Derivative Instruments in the Income Statement		
		Recognized in Income on Derivatives (pre-tax)	
Types	Description	Location	Net Gain (Loss)
Commodity contracts	Futures	Principal transactions revenue	$ (8,107)
Other contracts	Foreign exchange forward contracts	Other revenue	72
	TBAs	Principal transactions revenue	31
	ARS purchase commitments	Principal transactions revenue	828
			$ (7,176)

8. Collateralized transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. Government and Agency, asset-backed, corporate debt, equity, and non-U.S. Government and Agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates. As of December 31, 2020, the outstanding balance of bank call loans was $82.0 million. Such loans were collateralized by the Firm's securities and customer securities with market values of approximately $63.7 million and $28.4 million, respectively, with commercial banks.

As of December 31, 2020, the Company had approximately $1.6 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $208.0 million under securities loan agreements.

As of December 31, 2020, the Company had pledged $377.9 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

As of December 31, 2020, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving U.S. Government and Agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase agreements and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase agreements and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase agreements and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2020:

(Expressed in thousands)		Overnight and Open
Repurchase agreements:		
U.S. Government and Agency securities	$	430,787
Securities loaned:		
Equity securities		249,499
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$	680,286

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2020:

(Expressed in thousands)				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amounts of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 88,349	$ (88,349)	$ —	$ —	$ —	$ —
Securities borrowed (1)	110,932	—	110,932	(109,922)	—	1,010
Total	$ 199,281	$ (88,349)	$ 110,932	$(109,922)	$ —	$ 1,010

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated balance sheet.

(Expressed in thousands)				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amounts of Liabilities Presented on the Balance Sheet	Financial Instruments	Cash Collateral Pledged	Net Amount
Repurchase agreements	$ 430,787	$ (88,349)	$ 342,438	$ (340,632)	$ —	$ 1,806
Securities loaned (2)	249,499	—	249,499	(242,318)	—	7,181
Total	$ 680,286	$ (88,349)	$ 591,937	$ (582,950)	$ —	$ 8,987

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated balance sheet.

The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. As of December 31, 2020, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). As of December 31, 2020, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $108.0 million and $88.3 million, respectively, of which the Company has sold and re-pledged approximately $36.2 million under securities loaned transactions and $88.3 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $440.5 million, as presented on the face of the consolidated balance sheet as of December 31, 2020.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate securities and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to credit risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers, dealers and clearing organizations as of December 31, 2020 are receivables from three major U.S. broker-dealers totaling approximately $69.7 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one to two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses.The Company has clearing/participating arrangements with the National Securities Clearing Corporation, the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions), Mortgage-Backed Securities Division (a division of FICC) and others.

With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts as of December 31, 2020 are with the FICC. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2020, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

9. Variable interest entities ("VIE")

The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any VIEs where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE.

The Company serves as general partner of a hedge fund that was established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its right to receive management and incentive fees.

The Company assesses whether it is the primary beneficiary of the hedge fund in which it holds a variable interest in the form of general partner interests. The Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge fund. The subsidiaries' general partnership interests and management fees receivable represent its maximum exposure to loss. The subsidiaries' general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition. As of December 31, 2020, the Company does not have variable interest in the form of general partnership interests or management fees receivables.

10. Furniture, equipment and leasehold improvements

The components of furniture, equipment and leasehold improvements as of December 31, 2020 are as follows:

(Expressed in thousands)		
Furniture, fixtures and equipment	$	59,205
Leasehold improvements		14,808
Total		74,013
Less accumulated depreciation		(67,008)
Total	$	7,005

Depreciation and amortization expense, included in occupancy and equipment costs in the consolidated income statement, was $7.5 million in the year ended December 31, 2020.

11. Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2021, $7.1 million, December 31, 2021 and $1.6 million June 25, 2022 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also has issued a subordinated note to Viner in the amount of $100.0 million at a fixed rate of 6.75% due and payable on July 1, 2022. Interest expense and interest paid on such loans totaled $8.2 million for the year ended December 31, 2020.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

12. Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction. With respect to federal, combined state and local, and separate company state and local income tax expense (benefit) of the Company, the Company computes income tax expense (benefit) based on the separate-return approach as modified for the realizability of its deferred tax assets.

The provision for income tax expense for the year ended December 31, 2020 consists of the following:

(Expressed in thousands)		
Current:		
U.S. federal tax	$	19,431
State and local tax		6,822
Non-U.S. operations		30
Total Current		26,283
Deferred:		
U.S. federal tax		2,489
State and local tax		552
Non-U.S. operations		(157)
Total Deferred		2,884
Total	$	29,167

The principal reason for the difference between the effective income tax rate and the statutory U.S. federal income tax rate is tax exempt interest income and state and local income taxes. Other items impacting the effective tax rate in 2020 include: executive compensation, shared based compensation and release of unrecognized tax benefits.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with the outside basis difference of its foreign subsidiaries is estimated at $3.5 million for those subsidiaries. The Company has continued to reinvest permanently the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business. The Company will continue to review its historical treatment of these earnings to determine whether its historical practice will continue or whether a change is warranted.

As of December 31, 2020, the Company has net deferred tax assets of $15.8 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes and a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $3.2 million on a tax-effected basis).

The Company believes that realization of deferred tax assets arising from temporary differences in the U.S. taxing jurisdictions is more likely than not based on past income trends and expectations of future taxable income. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on past income trends and expectations of future taxable income. The net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The Company is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2016 except for New York State and City.

The Company regularly assesses the likelihood of assessments in each taxing jurisdiction within which it operates and has established tax reserves it believes are adequate in relation to any potential exposures. The Company has unrecognized tax benefits of $212,000 as of December 31, 2020. Included in the balance of unrecognized tax benefits as of December 31, 2020 is $167,500 of tax benefits that, if recognized, would affect the effective tax rate.

During the year ended December 31, 2020, the Company released $1.1 million in unrecognized tax benefits and added $212,000 related to state and local tax matters. The Company does not believe any unrecognized tax benefit will significantly increase or decrease within twelve months.

The Company records interest and penalties accruing on unrecognized tax benefits in loss before tax benefit as interest expense and other expense, respectively. For the year ended December 31, 2020, the Company released income tax-interest of $227,000 on unrecognized tax benefits. As of December 31, 2020, the Company had an income tax-related interest payable of $205,000 on its consolidated statement of financial condition.

13. Employee compensation plans

The Parent and the Company maintain various employee compensation plans for the benefits of the Company's employees and affiliates. Two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation Plans

Oppenheimer Holdings Inc. 2014 Incentive Plan

On February 26, 2014, the Company adopted the Oppenheimer Holdings Inc. 2014 Incentive Plan (the "OIP"). Pursuant to the OIP, the Compensation Committee of the Board of Directors of the Parent (the "Committee") is permitted to grant options to purchase Class A Stock ("stock options"), Class A Stock awards and restricted Class A Stock (collectively " restricted stock awards") to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. Stock options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. Restricted stock awards are generally awarded for a three or five year term and fully vest at the end of the term.

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Committee awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Restricted stock - The Committee has granted restricted stock awards pursuant to the OIP. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the OIP for the year ended December 31, 2020:

	Number of Class A Shares Subject to Restricted Stock Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	1,188,873	$ 20.52	1.5
Granted	389,200	23.87	3.0
Vested	(462,575)	17.38	—
Forfeited	(29,620)	23.87	—
Nonvested at end of year	1,085,878	$ 22.96	1.9

As of December 31, 2020, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2020 was $34.1 million. During the year ended December 31, 2020, the Company included $6.4 million of compensation expense in its consolidated income statement relating to restricted Class A Stock awards.

As of December 31, 2020, there was $12.0 million of total unrecognized compensation cost related to unvested restricted Class A Stock awards. The cost is expected to be recognized over a weighted average period of 1.9 years.

As of December 31, 2020, the number of shares of Class A Stock available under the share-based compensation plans, but not yet awarded, was 1,279,118.

On January 28, 2021, the Committee awarded a total of 505,877 restricted shares of Class A Stock to current employees pursuant to the OIP. Of these restricted shares, 275,127 shares will cliff vest in three years and 230,750 shares will cliff vest in five years. These awards will be expensed over the applicable three or five year vesting period.

Stock options - The Committee has granted stock options pursuant to the OIP. There were 14,209 options outstanding as of December 31, 2020.

In the year ended December 31, 2020, the Company included $25,300 of compensation expense in its consolidated income statement relating to the expensing of stock options.

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarizes the status of the Company's outstanding OARs awards as of December 31, 2020:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as of December 31, 2020
January 6, 2016	394,310	$ 15.89	5 days	$ 15.54
January 6, 2017	378,020	18.90	1 year	13.37
January 5, 2018	447,310	27.05	2 years	8.79
January 11, 2019	524,566	26.45	3 years	9.31
January 10, 2020	538,640	27.54	4 years	9.14
Total OARs Outstanding	2,282,846			
Total weighted average values		$ 23.75	3.1 years	$ 10.91

The fair value as of December 31, 2020 for each of the OARs was estimated using the Black-Scholes model with the following assumptions:

	Grant Date				
	January 6, 2016	January 6, 2017	January 5, 2018	January 11, 2019	January 10, 2020
Expected term (1)	5 days	1 year	2 years	3 years	4 years
Expected volatility factor (2)	8.018 %	54.499 %	43.200 %	38.231 %	35.748 %
Risk-free interest rate (3)	0.015 %	0.104 %	0.121 %	0.167 %	0.265 %
Quarterly dividends (4)	$ 0.48	$ 0.48	$ 0.48	$ 0.48	$ 0.48

(1) The expected term was determined based on the remaining life of the actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Stock over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at December 31, 2020.
(4) Quarterly dividends of the Parent were used to compute the expected annual dividend yield.

As of December 31, 2020, 2,282,846 of outstanding OARs were unvested and none were vested. As of December 31, 2020, the aggregate intrinsic value of OARs outstanding was $17.5 million. In the year ended December 31, 2020, the Company included $8.5 million in compensation expense in its consolidated income statement relating to OARs awards. The liability related to the OARs was $15.4 million as of December 31, 2020. As of December 31, 2020, there was $9.5 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 3.1 years.

On January 11, 2021, 639,050 OARs were awarded to Oppenheimer employees related to fiscal 2020 performance. These OARs will be expensed over 5 years (the vesting period).

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees could make voluntary contributions which could not exceed $19,500 per annum in 2020. The Company made contributions to the 401(k) Plan of $3.5 million in 2020.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals for fiscal 2020 of $10.0 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to hedge a portion of the EDCP obligation. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. As of December 31, 2020, the Company's liability with respect to the EDCP and DIP totaled $52.6 million and is included in accrued compensation on the consolidated balance sheet as of December 31, 2020.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The Company hedges this deferred compensation obligation with a portfolio of mutual fund investments. As of December 31, 2020, the Company's liability with respect to this plan totaled $21.4 million. The total amount expensed in 2020 for the Company's deferred compensation plans was $18.1 million.

14. Commitments and contingencies

Commitments

As of December 31, 2020, the Company had no collateralized or uncollateralized letters of credit outstanding.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, creating substantial exposure and periodic expenses. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Counsel may be required to review, analyze and resolve numerous issues, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the Company can reasonably estimate a loss or range of loss or additional loss for the proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of loss.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's consolidated financial statements as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to $5.0 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where the Company can make an estimate for such losses. For certain cases, the Company does not believe that it can make an estimate. The foregoing aggregate estimate is based on various factors, including the varying stages of the proceedings (including the fact that some are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be materially more than the current estimate.

15. Regulatory requirements

The Company's U.S. broker dealer subsidiaries, Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under the Securities Exchange Act of 1934. Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. As of December 31, 2020, the net capital of Oppenheimer as calculated under the Rule was $274.5 million or 22.47% of Oppenheimer's aggregate debit items. This was $250.1 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2020, Freedom had net capital of $4.9 million, which was $4.8 million in excess of the $100,000 required to be maintained at that date.

16. Segment information

The Company has determined its reportable segments based on the Company's method of internal reporting, which disaggregates its retail business by branch and its proprietary and investment banking businesses by product. The Company evaluates the performance of its segments and allocates resources to them based upon profitability.

The Company's reportable segments are:

Private Client — includes commissions and a proportionate amount of fee income earned on assets under management ("AUM"), net interest earnings on client margin loans and cash balances, fees from money market funds, custodian fees, net contributions from stock loan activities and financing activities, and direct expenses associated with this segment; and

Capital Markets — includes investment banking, institutional equities sales, trading, and research, taxable fixed income sales, trading, and research, public finance and municipal trading, as well as the Company's operations in Israel, and direct expenses associated with this segment.

The Company does not allocate costs associated with certain infrastructure support groups that are centrally managed for its reportable segments. These areas include, but are not limited to, legal, compliance, operations, accounting, and internal audit. Costs associated with these groups are separately reported in a Corporate/Other category and primarily include compensation and benefits.
The table below presents information about the reported revenue and income (loss) before income taxes for the year ended December 31, 2020. Asset information by reportable segment is not reported, since the Company does not produce such information for internal use by the chief operating decision maker.

(Expressed in thousands)	For the Year Ended December 31, 2020
Revenue	
Private client	$ 639,948
Capital markets	393,920
Corporate/ Other	738
Total	1,034,606
Income (loss) before income taxes	
Private client	131,405
Capital markets	87,170
Corporate/Other	(117,175)
Total	$ 101,400

Revenue, classified by the major geographic areas in which it was earned for the year ended December 31, 2020 was as follows:

(Expressed in thousands)	For the Year Ended December 31, 2020
Americas	1,017,496
Europe/Middle East	17,110
Total	$ 1,034,606

17. Related party transactions

The Company has a fee sharing arrangement with its affiliate, OAM. For the year ended December 31, 2020, included in advisory fees in the consolidated income statement is approximately $328.4 million of fee-based revenue attributable to the Company. Presently, the Company and OAM recognize 90% and 10%, respectively, of the revenue generated from the asset-based fees earned from accounts of clients of the Company who have invested in OAM programs.

The Company provides certain administrative and support services to other consolidated operating subsidiaries of the Parent. Throughout the year, the Company allocated approximately $3.4 million of expenses related to office spaces, communication and technology.

As of December 31, 2020, the Company had amounts payable to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated statement of financial condition. Included in other assets are amounts receivable from affiliates of $7.3 million and included in accounts payable and other liabilities are amounts due to affiliates of $95.2 million.

As of December 31, 2020, the Company had income taxes payable of $72.6 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

18. Subsequent events

The Company has performed an evaluation of events that occurred since December 31, 2020 and through the date on which the consolidated financial statements were issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.

Oppenheimer & Co. Inc. and Subsidiaries
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission using the Alternative Net Capital Method
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential **Schedule H**

(Expressed in thousands)

Computation of net capital				
Total stockholder's equity			$	401,762
Add liabilities subordinated to the claims of general creditors allowable in computation of net capital				112,558
Total capital and allowable subordinated liabilities				514,320
Deductions and/or charges				
Non-allowable assets				
Receivable from brokers and dealers	$	592		
Receivable from customers		42		
Securities owned and other investments not readily marketable		7,576		
Exchange memberships, at cost		5		
Notes receivable, net		46,161		
Furniture, equipment and leasehold improvements		6,605		
Investments and receivables from affiliated subsidiaries		27,824		
Other		105,640		194,445
Aged fail-to-deliver				21
Charges for customers' and non-customers' security accounts				3,973
Other charges				1,340
Net capital before haircuts on security positions				314,541
Haircuts on securities				
Contractual securities commitments		409		
U.S. Government and agency obligations		5,081		
State and municipal government obligations		1,708		
Corporate obligations		6,720		
Equities, warrants, options and other		26,084		40,002
Net capital				274,539
Computation of alternative net capital requirement				
Net capital requirement (2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)				24,437
Excess net capital			$	250,102
Percentage of net capital to aggregate debits				22.47 %

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2020 Form X-17A-5 Part II filed on January 27, 2021.

Oppenheimer & Co. Inc. and Subsidiaries
A Reconciliation Between the Audited and Unaudited Balance Sheet
with Respect to Methods of Consolidation
December 31, 2020
Confidential

Schedule I

(Expressed in thousands)

	Form X-17A-5	Additional Subsidiaries Consolidated	Eliminations and Other Adjustments	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 5,127	$ 7,078	$ 16	$ 12,221
Deposits with clearing organizations	—	12	82,948	82,960
Receivables from brokers, dealers and clearing organizations	232,370	—	(28,876)	203,494
Receivable from customers	1,110,503	—	—	1,110,503
Receivable from non-customers	30,134	—	(30,134)	—
Securities purchased under agreements to resell, at fair value	—	—	—	—
Securities owned, at fair value	611,491	10,054	(20,190)	601,355
Securities owned not readily marketable	5,591	—	(5,591)	—
Other investments owned not readily marketable	83,774	—	(83,774)	—
Exchange memberships at cost	5	—	(5)	—
Investment in and receivable from affiliates, subsidiaries and associated partnerships	27,824	7,406	(35,230)	—
Notes receivable, net	—	—	46,161	46,161
Furniture, equipment and leasehold improvements, net	9,749	400	(3,144)	7,005
ROU lease assets	—	—	3,144	3,144
Deferred income taxes, net	—	3,244	12,546	15,790
Goodwill	—	—	10,788	10,788
Other assets	203,942	315	23,402	227,659
Total assets	2,320,510	28,509	(27,939)	2,321,080
Liabilities and Stockholder's Equity				
Liabilities				
Bank call loans	82,000	—	—	82,000
Payables to brokers, dealers and clearing organizations	255,809	(403)	4,505	259,911
Payable to customers	502,820	—	5	502,825
Securities sold under agreements to repurchase	342,438	—	—	342,438
Securities sold but not yet purchased, at fair value	126,171	—	—	126,171
Payable to non-customers	4,522	—	(4,522)	—
Income taxes payable	73,341	(731)	—	72,610
Lease liabilities	—	—	3,175	3,175
Accrued compensation	—	1,424	282,277	283,701
Accounts payable and other liabilities	419,089	1,220	(286,380)	133,929
Subordinated borrowings	112,558	—	—	112,558
Total liabilities	1,918,748	1,510	(940)	1,919,318
Stockholder's equity	401,762	26,999	(26,999)	401,762
Total liabilities and stockholder's equity	$ 2,320,510	$ 28,509	$ (27,939)	$ 2,321,080

Oppenheimer & Co. Inc. and Subsidiaries
Computation for Determination of Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential

Schedule J

(Expressed in thousands)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	502,926
Monies borrowed collateralized by securities carried for the accounts of customers		25,500
Monies payable against customers' securities loaned		212,605
Customers' securities failed to receive		5,321
Credit balances in firm accounts which are attributable to principal sales to customers		7,072
Market value of stock dividends, stock splits and similar distributions receivable, outstanding over 30 calendar days		534
Market value of short securities and credits in all suspense accounts over 30 calendar days		1
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		291,735
Other		—
Total credits		1,045,694
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		879,163
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		34,692
Failed to deliver of customers' securities not older than 30 calendar days		16,280
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		291,735
Aggregate debit items		1,221,870
Less 3% pursuant to Rule 15c3-1(f)(5)(i)		(36,656)
Total debits		1,185,214
Reserve computation		
Excess of total debits over total credits	$	139,520
Amount held on deposit in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the Securities and Exchange Commission	$	—

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2020 Form X-17A-5 Part II filed on January 27, 2021.

Oppenheimer & Co. Inc. and Subsidiaries
Computation for Determination of PAB Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential **Schedule K**

(Expressed in thousands)

Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	5,703
Monies borrowed collateralized by securities carried for the accounts of PAB		—
Monies payable against PAB securities loaned		697
PAB securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to PAB		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits in all suspense accounts over 30 calendar days and margin required and on deposit with the Options Clearing Corporation		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		16
Total PAB credits		6,416
Debit balances		
Debit balances in PAB cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		30,094
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		—
Total PAB debits		30,094
Reserve computation		
Excess of total PAB debits over total PAB credits	$	23,678
Amount held on deposit in a "special reserve bank account for the exclusive benefit of PAB" under Rule 15c3-3 of the Securities and Exchange Commission	$	—

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2020 Form X-17A-5 Part II filed on January 27, 2021.

Oppenheimer & Co. Inc. and Subsidiaries
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential **Schedule L**

1 Market value of customers' fully paid securities and excess margin securities not in the Company's possession or control (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3

Number of Items	None

2 Market value of customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of Items	None

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential **Schedule Q**

As of December 31, 2020, the Company did not carry any commodities customers and, accordingly, there are no items to report under the requirements of this Regulation.

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers
Pursuant to Commodity Futures Trading Commission Regulation 30.7
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2020
Confidential **Schedule R**

As of December 31, 2020, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.